Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com Eric S. Siegel

eric.siegel@dechert.com +1 215 994 2757 Direct +1 215 655 2757 Fax

February 25, 2021

VIA EDGAR

FS KKR Capital Corp.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Attention: Karen Rossotto and Mindy Rotter

Re:	Registration Statement on Form N-14 (File No. 333-251667)

Dear Ms. Rossotto and Ms. Rotter:

On behalf of FS KKR Capital Corp. (the “Company” or “FSK”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations on January 22, 2021, February 11, 2021, February 16, 2021, February 18, 2021 and February 23, 2021 regarding the Company’s Registration Statement on Form N-14 (File No. 333-251667) filed with the Commission on December 23, 2020 (the “Registration Statement”) and the prospectus included therein.

For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement. Unless otherwise specified, all page references are to page numbers in the Registration Statement. Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) is being filed with the Commission concurrently herewith.

Accounting Comments

General

1.

The accounting analysis supplementally provided to the Staff by the Fund Parties on December 23, 2020 makes reference to September 30, 2019 with respect to the portfolio holdings of each Fund Party. Confirm supplementally whether this a typo and should be September 30, 2020. If not, supplementally provide updated amounts for both September 30, 2020 and December 31, 2020.

The Company supplementally confirms that reference to September 30, 2019 in the accounting analysis referenced was a typo. The Company has submitted to the Staff an updated accounting analysis reflecting this revision.

2.	Supplementally confirm that updated auditor consents will be filed with the amendment or amendments to the Registration Statement.

The Company supplementally confirms that updated auditor consents for each of FSK and FSKR will be filed with the amendment or amendments to the Registration Statement to the extent required.

Questions and Answers

3.

Under “How do the Fund Parties’ investment objectives and strategies differ from one another?” the Registration Statement states that “the Advisor does not anticipate any significant portfolio repositioning in connection with the Merger.” If portfolio repositioning will occur, describe in the amendment(s) to the Registration Statement what such repositioning means.

The Company has revised the disclosure to clarify that the Advisor does not anticipate “any material portfolio repositioning” as a result of the Merger in light of the Fund Parties’ identical investment objectives and strategies and portfolio overlap. In addition, the Company has clarified that the Company expects the combined company’s investment portfolio to continue to experience partial and full repayments during the normal course of business. Upon the occurrence of these partial and full repayments, the Company expects to redeploy proceeds received into new investment opportunities which the Company expects will be consistent with the investment objective and strategies of the Fund Parties today. The Company also expects to invest available cash on hand and proceeds from future debt and equity offerings into new investment opportunities consistent with its investment objective and strategy.

Comparative Fees and Expenses

Pages 28

4.	In the first paragraph, add a sentence that discloses that date on which the information presented in the tables is based.

The Company has revised the disclosure on page 31 of Pre-Effective Amendment No. 1 accordingly.

5.

Supplementally confirm that the comparative fees and expenses table will be updated with current information (based upon the timing of the amendment(s) to the Registration Statement) or, alternatively, that the fees presented represent current fees.

The Company supplementally confirms that the information included in the comparative expenses table is based on the most current information contained in the Fund Parties’ most recently filed quarterly reports on Form 10-Q for their respective quarters ended September 30, 2020.

6.

With respect to footnote 5 to the comparative fees and expenses table, clarify the disclosure to confirm that the pro forma amounts reflect the Proposed FSK Investment Advisory Agreement since the Merger is conditioned on the approval of the Proposed FSK Investment Advisory Agreement.

The placement of the footnotes has been revised to clarify that footnote 5 (footnote 6 in Pre-Effective Amendment No. 1) relates to the existing investment advisory agreements of the Fund Parties and footnote 6 (footnote 7 in Pre-Effective Amendment No. 1) relates to the Proposed FSK Investment Advisory Agreement.

7.

Review the disclosure in footnotes 5 and 6 to the comparative fees and expenses table and confirm supplementally that these two footnotes do not contradict each other (i.e., that footnote 5 refers to the applicable investment advisory agreement in effect as of the filing of the Registration Statement and footnote 6 refers to the Proposed FSK Investment Advisory Agreement).

The placement of the footnotes has been revised to clarify that footnote 5 (footnote 6 in Pre-Effective Amendment No. 1) relates to the existing investment advisory agreements of the Fund Parties and footnote 6 (footnote 7 in Pre-Effective Amendment No. 1) relates to the Proposed FSK Investment Advisory Agreement.

8.	Review the wording of the second sentence under “Example” and add reference to an assumed 5% annual return as required by the Staff.

The Company has revised the disclosure on page 34 of Pre-Effective Amendment No. 1 accordingly.

Capitalization

9.

Update the capitalization table with information as of a date within 30 days of the filing of the amendment(s) to the Registration Statement. Present the information in a format consistent with File #s 814-00998, 814-00733.

The Company has revised the capitalization table consistent with the precedent disclosure.

The Company respectfully declines to update the capitalization table with information as of a date within 30 days of the filing of Pre-Effective Amendment No. 1. Item 4 of Form N-14 does not require the information in the capitalization table to be as of a date within 30 days of the filing of the Registration Statement. The Company prepared the capitalization table as of September 30, 2020, the last quarterly period for which financial statements are available and in conformity with the other financial measurements in the Registration Statement.

10.	Please review the pro forma total shares outstanding. The Staff’s calculation resulted in an approximately 70,000 share difference compared to what is presented.

The pro forma total shares outstanding was calculated taking into account estimated FSK and FSKR transaction costs and an estimated $5,000,000 pre-closing tax dividend by FSKR. These factors account for the 70,000 share difference identified by the Staff. Footnote disclosure was added to the capitalization table to clarify the calculation.

11.

Supplementally provide the amounts of estimated expenses to be paid by FSK and FSKR in connection with the Merger. Please explain the accounting treatment of such expenses, specifically as they relate to asset acquisition accounting. In addition, please include such estimated expenses in footnote 1 to the capitalization table, the Questions and Answers section of the Registration Statement under “who is responsible for paying expenses related to completing the Merger” and the amounts disclosed in the descriptions of the opinions of the financial parties to the independent directors of the Fund Parties.

The Company has revised the disclosure to include the estimated expenses to be paid by FSK and FSKR in connection with the Merger.

Under ASC 805-10, transaction costs are expensed, but under ASC 805-50, transaction costs incurred are considered a component of the consideration transferred. The guidance in ASC 805-50 does not provide additional information about costs to capitalize. Under FAS 141 paragraph 24, costs incurred by the acquirer and included in the cost of the acquisition were limited to direct costs of the asset acquisition. Examples include finder’s fees and fees paid to outside consultants for accounting and legal services. Internal costs related to the asset acquisition are expensed as incurred. Costs incurred by an acquirer to issue debt or equity securities to effect an asset acquisition are not considered costs of the acquisition and are accounted for as debt or equity issue costs, in accordance with other GAAP. Under ASC 946-320-30-1, an investment company initially measures its investment in debt and equity securities at their transaction price, which includes commissions and other charges that are part of the purchase transactions. Based on the above, management expects to include direct costs of the acquisition as a component of the consideration transferred. Costs incurred to issue additional FSK equity securities to effect the acquisition will be accounted for as offering costs and charged to paid-in capital as provided for under ASC 946-20-25 and 946-20-35-5.

12.	Provide add footnote disclosure to the capitalization table that explains the difference in the net asset value per share between FSK and the combined company.

The Company has added footnote disclosure to the capitalization table that explains that the pro forma combined company net asset value per share was calculated by dividing the pro forma combined company’s net assets by the pro forma combined company’s outstanding shares.

Accounting Treatment of the Merger

13.	Explain supplementally and add disclosure in the amendment(s) to the Registration Statement that describes the following:

•	the valuation method to be used for the assets acquired;

•

whether the allocation of fair value will create a day one gain or loss and, if the allocation creates a day one gain, provide a representation to the Staff that FSK will not factor in such day one gain in any future incentive fee calculations;

•	the effects of a purchase accounting premium or discount;

•	whether the Merger results in a realization event for the incentive fee.

For all responses to this comment, cite to applicable U.S. GAAP standards.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly. In addition, the Company has supplementally furnished to the Staff a memorandum regarding the accounting treatment of the Merger.

Senior Securities Tables

Pages 113-114

14.	Supplementally confirm that the senior securities tables for both FSK and FSKR will be updated to reflect December 31, 2020 information in the amendment(s) to the Registration Statement if required.

The Company supplementally confirms that the senior securities tables for both FSK and FSKR will be updated to reflect December 31, 2020 information in the amendment(s) to the Registration Statement if required.

Incorporation by Reference

15.

Supplementally confirm that other financial information included in the Form N-14 will be updated as of December 31, 2020 in the amendment(s) to the Registration Statement and links will be included if required therein.

The Company supplementally confirms that other financial information included in the Form N-14 will be updated as of December 31, 2020 in the amendment(s) to the Registration Statement, if required, and if applicable links to the Fund Parties’ Annual Reports on Form 10-K will be included in the Registration Statement.

Disclosure Comments

Stockholder Letters

16.

Supplement the disclosure to include a plain English, high-level description of parties to the Merger Agreement, their relationship and the transactions contemplated by the Merger Agreement and the Proposed FSK Investment Advisory Agreement.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

17.

Supplement the disclosure to include a plain English description of the impact of the Merger and the combined company’s entry into the Proposed FSK Investment Advisory Agreement on the stockholders of each Fund Party (including the impact of the removal of the total return lookback provision from the Existing FSK Investment Advisory Agreement).

The Company has revised the disclosure on in Pre-Effective Amendment No. 1 accordingly.

18.	Supplementally confirm why the Fund Parties selected a multi-step merger structure rather than a one-step merger structure.

The Company supplementally confirms that the Fund Parties structured the Merger as a two-step merger structure rather than a one-step merger because this is the most common structure used by BDCs in M&A transactions. The Company also notes that, under the structure, the Merger will be treated as a tax-free “reorganization” under Section 368(a) of the Code and stockholders of the Fund Parties are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, except with respect to any cash received by FSKR stockholders in lieu of fractional shares of FSK Common Stock. The parties have also structured the Merger as a two-step merger transaction, rather than a one-step merger transaction, so as to preclude imposition of corporate-level income tax should the transaction fail to qualify as a “reorganization” under Section 368(a) of the Code and FSKR fails to qualify as a “regulated investment company” under the Code (a “RIC”) for any reason. Under Internal Revenue Service Revenue Rulings 2001-26, 2001-1 C.B. 1297, and 2001-46, 2001-42 I.R.B. 321, if an integrated transaction such as the Merger qualifies as a reorganization, the first step would be disregarded for U.S. federal income tax purposes.

19.

Briefly disclose why the Merger is being proposed, why the Merger is being proposed at this time and the anticipated impact of the Merger and the Proposed FSK Investment Advisory Agreement on stockholders of each Fund Party.

The Company has revised the stockholder letters to state why the Merger is being proposed, why the Merger is being proposed at this time and the anticipated impact of the Merger and the Proposed FSK Investment Advisory Agreement on stockholders of each Fund Party.

20.	Disclose whether each Fund Party’s valuation policies and procedures are identical in all material respects.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 to provide that the valuation policies and procedures of the Fund Parties are identical in all material respects.

21.	Simplify the description of what each holder of FSKR common stock will receive as consideration in the First Merger to be in plain English. Reference is made to alternative disclosure on page 39.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

22.

The disclosure contemplates the possibility that the FSK Special Meeting and the FSKR Special Meeting will be held virtually. Supplementally confirm that a virtual meeting is consistent with applicable state law and the governing documents of each of the Fund Parties. If the Special Meeting is held virtually, please advise whether the Company contemplates intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person meeting? Also, please consider providing a technical assistance phone number in any press release for investors to use if they experience ‘day of’ problems logging on, hearing, or being heard, at the Special Meetings.

The Company supplementally confirms that a virtual meeting is permissible under both of the Fund Parties’ organizational documents and under the laws of the state of Maryland, the jurisdiction of incorporation of the Fund Parties. Other than its virtual format, the Company does not anticipate there will be substantive changes to the meeting experience for a stockholder of a Fund Party, including with respect to a stockholder’s ability to ask questions and make statements. If the Fund Parties elect to hold Special Meetings virtually, then the Fund Parties will include information regarding how a stockholder could obtain technical assistance in connection with such virtual Special Meeting in the press release announcing the change to a virtual meeting. The Fund Parties do not intend to hold virtual meetings at this time.

23.	Supplement the disclosure to provide that the Fund Parties’ investment objectives and strategies are substantially identical, consistent with disclosure elsewhere in the Registration Statement.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

Questions and Answers

General

24.	Generally review “Questions and Answers About the Special Meetings and the Merger” to ensure that the disclosure is in plain English.

The Company has reviewed the “Questions and Answers About the Special Meetings and the Merger” to ensure that the disclosure is in plain English.

25.	Add a new Q&A describing in plain English the impact of the Merger and the combined company’s entry into the Proposed FSK Investment Advisory Agreement on the stockholders of each Fund Party.

The Company has added the requested Q&As under the captions “How does the Merger impact the FSK Stockholders and the FSKR Stockholders?” and “What will the impact of the Proposed FSK Investment Advisory Agreement be on the stockholders of each Fund Party?”

26.	Simplify the disclosure under “When is the ‘Record Date’ and what does it mean?” to be in plain English.

The Company has simplified the disclosure in Pre-Effective Amendment No. 1 as requested by the Staff.

27.	Supplement the disclosure under “If I am a stockholder of one or more of the Fund Parties, how do I vote?” to indicate the possibility that the Special Meetings will be changed to virtual meetings.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

28.	Supplement the disclosure under “What constitutes a “quorum” for each of the Special Meetings of the Fund Parties?” to state what a quorum is and why it is important.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

29.

Under “What vote is required to approve the FSK Merger Proposal, the Merger Stock Issuance Proposal and the FSK Advisory Agreement Amendment Proposal at the FSK Special Meeting,” consider whether the discussion of the Maryland General Corporation Law is material to stockholders and, if not, deleting to simplify the disclosure.

The Company has simplified the disclosure accordingly to remove specific reference to the Maryland General Corporation Law.

30.	Under “Will my vote make a difference?” revise the disclosure to specify how a stockholder’s vote for or against the proposals will impact them.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

31.	Under “What do I need to do now?” the disclosure states stockholders should consult with their accounting, legal and tax advisers. Consider stating “as necessary.”

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

32.	Simplify the disclosure under “What will FSKR stockholders receive in the Merger?” to be in plain English. Reference is made to alternative disclosure on page 39.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

33.	Simplify the disclosure under “Is the Exchange Ratio subject to any adjustment?” to be in plain English.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

34.

Under “Who is responsible for paying the expenses relating to completing the Merger?” the disclosure provides that “[i]n general, all fees and expenses incurred in connection with the Merger shall be paid by the person incurring such fees and expenses, whether or not the Merger is consummated.” Please clarify to whom “person” refers.

The Company has clarified the reference to “person incurring such fees and expenses” to refer to “the Fund Party incurring such fees and expenses.”

35.	Under “Will I receive dividends after the Merger?” supplement the disclosure to describe how the Merger will impact the dividends a stockholder of a Fund Party may receive.

The Company has revised the disclosure to state that there will be no changes to dividend policy of the combined company compared to either FSK or FSKR.

36.	If not material to stockholders, consider deleting “Is the Merger subject to third-party consents?” and addressing later in the Registration Statement.

The Company has deleted the Q&A disclosure regarding third-party consents in Pre-Effective Amendment No. 1 in the Q&A.

37.	In the Q&A section, for each proposal, add a Q&A addressing “Why”. For example, “Why is the merger being proposed?” and then answer succinctly. If material, a second Q&A about potential negative implications of the proposal should be added. For example, if the advisory agreement proposal is likely to result in an increase in fees due to the look-back revision that should be addressed in an appropriately captioned Q&A. Also, in the Q&A (as well as in detail in the proposal) make clear why the FSK Incentive Fee goes from zero to 1.78%. Please also disclose how the FSK Board considered the proposal (including the impact on incentive fees), particularly with respect to the Advisor’s interest.

The Company added new Q&As under the captions “Why are the Fund Parties proposing the Merger and the Prosed FSK Investment Advisory Agreement?” “What is the purpose of each of the FSK Proposals and the FSKR Merger Proposal?” “Are there any negative implications to be considered with respect to the FSK Proposal and the FSKR Merger Proposal?” “What will the impact of the Proposed FSK Investment Advisory Agreement be on the stockholders of each Fund Party?” “Are there any conflicts of interest a stockholder of the Fund Parties should be aware of in considering how to vote for the FSK Proposals and/or the FSKR Merger Proposal?” and “How does the Merger impact the FSK Stockholders and the FSKR Stockholders?”.

In addition, the Company has revised the footnote disclosure to the “Comparative Fees and Expenses” table to clarify that, based on information as of September 30, 2020, the estimated annual pro forma incentive fee of the combined company is 1.78% (as a percentage of consolidated net assets attributable to common stock) whereas the estimated annual incentive fee of stand-alone FSK is 0% (as a percentage of consolidated net assets attributable to common stock) because the stand-alone FSK incentive fee was limited to $0 by the total return lookback provision applicable to the subordinated incentive fee on income. The Company is seeking to remove the total return lookback provision in the Proposed FSK Investment Advisory Agreement.

The Company has also revised the disclosure in “FS KKR Capital Corp. Proposal 3: Approval of FSK Advisory Agreement Amendment Proposal” to clarify how the FSK Board considered the FSK Advisory Agreement Amendment Proposal.

38.

Under “What happens if the Merger is not consummated?” reference is made to termination fees that may be payable by certain third-party suitors of FSK or FSKR. Supplement the disclosure to clarify who these third-party suitors are.

Pursuant to the Merger Agreement, if a Fund Party terminates the Merger Agreement and enters into a definitive transaction agreement with a third-party to acquire such Fund Party and certain other requirements are satisfied, that third-party must pay the other Fund Party a termination fee. No such third party bids have been received to date.

39.

In the Q&A or elsewhere, add disclosure regarding the potential conflicts of interest of the Advisor and the Fund Parties in connection with the transactions contemplated by the Merger Agreement and the Proposed FSK Investment Advisory Agreement.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly, including by adding a new Q&A titled “Are there any conflicts of interest a stockholder of the Fund Parties should be aware of in considering how to vote for the FSK Proposals and/or the FSKR Merger Proposal,” supplementing the disclosure under “Certain Relationships and Related Party Transactions of the Fund Parties” and adding cross-references to these sections where appropriate.

Summary of the Merger

General

40.

Supplement the disclosure to describe the extent of the overlap of the portfolios of the Fund Parties with respect to geography, industry, nature of the fund, etc. If the portfolio of the combined company following the Merger would be materially different from that of the respective Fund Parties, describe the differences and disclose whether such differences would be material to the stockholders.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

41.	Supplement the merger structure diagram to clarify that the Fund Parties are affiliated.

The Company has updated the lead-in to the diagram to state that, prior to the Merger, each Fund Party is externally managed by the Advisor and, following the Merger, the combined company will be externally managed by the Advisor.

42.	Supplementally confirm why FSK was selected as the surviving corporation in the Merger when FSKR is the larger company.

FSK supplementally confirms that FSK was selected as the surviving corporation of the Merger due to its greater name recognition and longer trading history. While FS Investment Corporation II is the legal and accounting predecessor to FSKR, FSKR was not established until the closing of the roll-up mergers of (1) FS Investment Corporation II, (2) FS Investment Corporation III, (3) FS Investment Corporation IV and (4) Corporation Capital Trust II in December 2019 (in connection with which FS Investment Corporation II changed its name to “FS KKR Capital Corp. II”), and FSKR Common Stock was not listed on the NYSE until June 2020.

43.

Under the summary risk factors, consider supplementing the disclosure that “a third-party suitor of a Fund Party may become obligated to pay the other Fund Party a termination fee upon termination of the Merger Agreement” to clarify how this is a risk to the Fund Parties or their stockholders.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

44.

Supplement disclosure that the Merger not being completed may result in “material adverse consequences to each of the Fund Parties’ and their respective business and operations” to clarify what these adverse consequences might be.

The Company has revised the disclosure to state that if the Merger is not completed, it may result in FSK and FSKR stockholders not realizing the anticipated benefits of the Merger.

45.

Supplementally confirm why the Registration Statement discloses the number of outstanding shares of FSK Common Stock and FSKR Common Stock on the applicable record dates and how many shares of such FSK Common Stock or FSKR Common Stock were owned beneficially or of record by directors and executive officers of FSK or FSKR, as applicable.

The Company respectfully submits that Item 7(c)(4)(iii) of Form N-14 requires the acquiring fund and the fund being acquired to provide “a statement of all equity securities of the registrant, owned by all officers, directors and members of the advisory board of the registrant as a group, without naming them” and further states that “where the amount owned by directors and officers as a group is less than one percent of the class, a statement to that effect is sufficient.”

46.	Consider shortening disclosure regarding the Special Meetings, the proposals and the required votes since this disclosure is included elsewhere in the Registration Statement.

The Company has revised the disclosure to abbreviate it and to rely on cross-references to disclosure elsewhere in the document.

47.

The disclosure notes that, in certain circumstances a third-party suitor of FSK or FSKR may be required to pay the other Fund Party a termination fee. If known, disclose the identities of the third-parties who may be required to pay a termination fee.

Reference is made to the response to comment 38.

48.

The Staff notes that this is the first discussion of the “Reasons for the Merger.” Revise to make reference to the reasons the Fund Parties’ are seeking to enter into the Merger and the transactions contemplated by the Merger Agreement earlier in the document.

The Company has revised the letters to stockholders included in Pre-Effective Amendment No. 1 to briefly describe the reasons the Fund Parties are seeking stockholder approval to consummate the transactions contemplated by the Merger Agreement and the Proposed FSK Investment Advisory Agreement. In addition, a summary of the “Reasons for the Merger” is included in under “Summary of the Merger” on pages 16 and 17 of the Registration Statement.

49.

The disclosure states that the Merger is expected to result in “increased scale and operating leverage” and “unlock capital for deployment.” Supplement the disclosure to clarify why this is the case when the Fund Parties invest pursuant to a co-investment order.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

50.	The disclosure states that the Fund Parties have “substantially identical investment objectives, strategies and risks.” Please supplement the disclosure to identify any material differences.

The Company has revised the disclosure to clarify that the Fund Parties have identical investment objectives, strategies and risks and that there are no material differences.

51.	Either delete reference to the “the Advisor’s demonstrated competence in evaluating the Merger for the benefit of stockholders of each of the Fund Parties” or provide the basis for this conclusion.

The Company has deleted this disclosure in Pre-Effective Amendment No. 1.

Risk Factors

52.

The disclosure states that “FSK also expects to achieve certain synergies and cost savings from the Merger when the two companies have fully integrated their Portfolio Companies.” Please describe or cross-reference to the specific cost savings and synergies that are expected to arise from the Merger. Please make reference to these cost savings and synergies earlier in the Registration Statement.

The Company respectfully submits that the synergies and cost savings from the Merger are discussed throughout the Registration Statement, including in the “Summary of the Merger” on page 16.

Comparative Fees and Expenses

53.

Disclose earlier in the Registration Statement that the pro forma estimated annual expenses of the combined company (as a percentage of consolidated net assets attributable to common stock) are higher than the actual annual expenses of FSK and/or FSKR.

The Company has added disclosure to describe the impact of the Proposed FSK Investment Advisory Agreement on stockholders of the Fund Parties earlier in Pre-Effective Amendment No. 1, including by reference in a new Q&A entitled “What will the impact of the Proposed FSK Investment Advisory Agreement be on the stockholders of each Fund Party.”

54.	Clarify the disclosure to describe why the pro forma base management fee and the pro forma incentive fee are higher than the actual annual expenses of FSK and/or FSKR for the periods presented.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

55.

Clarify the disclosure regarding the removal of the total return look back provision applicable to FSK’s subordinated incentive fee on income, including what this provision does, the result of its removal for stockholders and why the FSK Board is recommending that stockholders approve its removal.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

Background of the Merger

General

56.	Consider deleting any items that are not material to stockholders.

The Company has reviewed and revised to shorten the “Background of the Merger” where appropriate.

57.	Clarify the identities of the parties referenced and their roles in the transactions.

The Company has revised the disclosure to re-identify persons identified and defined earlier in the Registration Statement.

58.

Consider revising disclosure to more succinctly state what strategic alternatives were discussed, why other options were rejected and how it was determined that the Merger was in the best interests of the stockholders of the Fund Parties.

The Company has revised the disclosure to provide additional details about the strategic alternatives considered by the Fund Boards. Reference is also made to the response to comment 59.

59.	Revise the disclosure to clarify the Fund Boards’ process for considering alternatives.

Each Fund Party’s Independent Directors engaged its own financial advisor to analyze and present separately on the pros and cons with respect to such Fund Party of the various strategic alternatives considered by each Fund Party. After considering the information presented by each financial advisor, the Fund Boards (including all of the Independent Directors) concluded that a merger of FSK and FSKR was more beneficial to each Fund Party than the other strategic alternatives considered. The Company has revised the disclosure accordingly.

60.	Reference is made to engagement letters with each of RBCCM and JMP. Supplement the disclosure to clarify the scope of the engagement letters.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 to clarify the scope of the engagement letters with each of RBCCM and JPM.

61.	Please supplement the disclosure to clarify when the Board decided to pursue the Merger option.

The Company has revised the disclosure to clarify that on September 22, 2020, the Independent Directors directed each financial advisor to focus its financial analysis on the potential Merger rather than other strategic alternatives. The Company supplementally confirms that no decision was made to enter into the Merger Agreement or the transactions contemplated thereby until the Fund Boards approved the Merger Agreement and the transactions contemplated thereby on November 19, 2020, as described in the Registration Statement.

Reasons for the Merger

62.

Consider deleting the line “The Fund Boards considered numerous factors, including but not limited to those described below, in connection with their consideration and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.”, and confirm that all material factors are described.

The Company has revised the “Reasons for the Merger” in Pre-Effective Amendment No. 1 to revise the identified sentence. The Company supplementally confirms that all material factors considered by the Fund Boards are described.

63.

Under “Reduction in Fees and Expenses,” describe the impact of the fees and expenses on each Fund Party of the Merger and the adoption of the Proposed FSK Investment Advisory Agreement considered by the Fund Boards, including the anticipated net effect of the Proposed FSK Investment Advisory Agreement over the next year following the closing of the Merger. Confirm this disclosure is consistent with the paragraph header in that it describes a reduction in fees and expenses for the stockholders of each Fund Party.

The Company has revised the header “Reduction in Fees and Expenses” to refer to the “Impact on Fees and Expenses” and revised the disclosure to clarify that the removal of the total return lookback provision applicable to the subordinated incentive fee will depend on the performance of FSK during the lookback period and other factors and therefore the Fund Parties cannot determine the impact of the Proposed FSK Investment Advisory Agreement with specificity. The Company believes that the historical and pro forma information presented under the header “Comparative Fees and Expenses” on page 31 of Pre-Effective Amendment No. 1 and “Effect of the Proposed FSK Investment Advisory Agreement on Advisory Fees” on Page 109 of Pre-Effective Amendment No. 1 is the data most helpful to an investor in analyzing the impact of the Proposed FSK Investment Advisory Agreement following the Merger. This presentation shows how recent actual results would have been impacted by the change.

64.

The disclosure states that the FSK Board noted that the surviving company would have more leverage than FSK as a result of the Merger. Quantify how much more leverage FSK will have as a result of the Merger.

The Company has revised the disclosure to state that the combined company on a pro forma basis as of September 30, 2020 utilizes more leverage (100.4%) than FSKR on a stand-alone basis as of the same date (78.2%) and less leverage than FSK on a stand-alone basis as of the same date (130.7%).

Description of the Merger Agreement

Pages 84-85

65.

Revise the disclosure to confirm that the Board considered and approved the FSK Termination Fee and the FSKR Termination Fee, how the termination fees were set and how the Fund Boards determined that the termination fees selected did not preclude an alternative transaction.

The Fund Boards considered and approved the FSK Termination Fee and the FSKR Termination Fee on November 19, 2020 in connection with their approval of the Merger Agreement. The termination fees were selected after a review of precedent termination fee percentages and input from counsel regarding termination fee percentages that have been recognized as non-preclusive under applicable case law. The Fund Boards then approved the same termination fee as a percentage of net asset value for each Fund Party so the termination fee provisions would be mutual. The Company has reviewed the disclosure accordingly.

66.	Supplementally confirm why the FSK Termination Fee and the FSKR Termination Fee are appropriate under the 1940 Act (including Section 17).

The Merger Agreement provides for only one scenario in which a termination fee is payable: the termination fee is payable by a third party who enters into a competing transaction with a Fund Party subject to the satisfaction of certain other conditions. Pursuant to the terms of the Merger Agreement, the termination fee constitutes liquidated damages. A termination fee is not “joint enterprise or other joint arrangement or profit-sharing plan” within the meaning of Rule 17d-1(c) given that any termination fee would be payable by an unaffiliated third party. It is a non-affiliated third party that would pay the termination fee if it chose to enter into a competing transaction. Therefore, Rule 17d-1 does not apply.

FS KKR Capital Corp. Proposal 3: Approval of the FSK Advisory Agreement Amendment Proposal

General

67.

Supplement the disclosure to state why FSK proposes to remove the total return lookback provision applicable to the subordinated incentive fee on income from the Existing FSK Investment Advisory Agreement.

The Company has revised the disclosure on pages 111 and 112 of Pre-Effective Amendment No. 1 accordingly.

68.

Supplement the disclosure to clarify how much more incentive fees the Advisor would have earned during the most recent fiscal year if the total return lookback provision were not included in the Existing FSK Investment Advisory Agreement.

The Company has revised the disclosure in Pre-Effective Amendment No. 1 to provide that, assuming FSK removed the total return lookback provision on January 1, 2020, the total income incentive fees the Advisor would have earned from FSK during the nine months ended September 30, 2020 would have been approximately $50.6 million, compared to the $0.00 that the Advisor earned during such period with the lookback provision.

69.	Disclose the risks to stockholders of not having a total return lookback provision in the combined company’s investment advisory agreement.

The Company has included in Pre-Effective Amendment No. 1 new Q&As captioned “Are there any negative implications to be considered with respect to the FSK Proposal and the FSKR Merger Proposal” and “What will the impact of the Proposed FSK Investment Advisory Agreement be on the stockholders of each Fund Party” and added the risk factor “FSK and the Advisor will enter into the Proposed FSK Investment Advisory Agreement following the Merger, and the Proposed FSK Investment Advisory Agreement may result in FSK paying to the Advisor more incentive fees than FSK would have paid to the Advisor otherwise.”

70.	Supplement the disclosure to explain the basis for the increases in income incentive fees as presented in the tables under “Effect of the Proposed FSK Investment Advisory Agreement on Advisory Fees.”

The Company has revised the disclosure in Pre-Effective Amendment No. 1 accordingly.

71.

Supplement the disclosure under “Costs of Services Provided and Profits Realized” to disclose the specific costs and profits considered by the FSK Board in approving the Proposed FSK Investment Advisory Agreement.

The Company has supplemented the disclosure in Pre-Effective Amendment No. 1 to state that the costs and profits considered by the FSK Board in approving the Proposed FSK Investment Advisory Agreement included (1) the contractual investment advisory fee rate, (2) the investment advisory fee rate actually received by the Advisor and (3) the total expense ratio for the most recent fiscal year. In addition, the Company has noted that the FSK Board considered contractual and actual advisory fee rates and total expense ratio of (1) other funds and accounts with comparative investment objectives, strategies and risks that are advised by the Advisor or any of FS Investments’ or KKR Credit’s affiliates and (2) other certain non-affiliated funds with substantially comparative investment objectives, strategies and risks or other criteria as the Advisor deemed appropriate.

72.

Supplement the disclosure under “Economies of Scale” to clarify the extent to which positive economies of scale were a factor considered by the FSK Board in approving the Proposed FSK Investment Advisory Agreement.

The Company has revised the disclosure to clarify that “Economies of Scale” were considered by the FSK Board in connection with their consideration and approval of the Proposed FSK Investment Advisory Agreement, but, because no material economies of scale were anticipated, this was not a material factor.

Supplemental Accounting Comments

General

73.

The Staff reviewed the proposed response to comment number 3 noting that the disclosure in the draft Pre-Effective Amendment No. 1 supplementally furnished to the Staff was revised to indicate that “the Advisor does not anticipate any material portfolio repositioning” as a result of the Merger in light of the Fund Parties’ identical investment objectives and strategies and portfolio overlap. Please confirm in correspondence that repositioning, if any, will be immaterial.

The Company confirms that any such repositioning will be immaterial.

Capitalization

74.	Please check the cross footing of the capitalization table and confirm in correspondence that the revised table supplementally furnished to the Staff is accurate.

The Company has reviewed the cross-footing in the capitalization table and has adjusted the rounding of certain figures in the footnotes. The Company confirms that the table as revised and included in Pre-Effective Amendment No. 1 is accurate. An extract of the capitalization table showing these changes has been supplementally furnished to the Staff.

75.

The Staff reviewed the response to comment number 12 supplementally furnished to the Staff. Please identify in correspondence the specific footnote disclosure that explains the calculation described in the response.

Footnote 2 to the capitalization table explains the difference in the net asset value per share between the Company and the combined company. The Company has supplemented footnote 2 to clarify this calculation.

Accounting Treatment of the Merger

76.

The Staff reviewed the response to comment number 13 and the additional disclosure added to the Accounting Treatment of the Merger section of the draft Amendment No. 1 to Form N-14 provided to the staff in an email on February 8, 2021 that “FSK has made an accounting policy election to carry forward the historical cost basis of FSKR’s investment securities. As such, the recognition of future income through accretion (or amortization) of discount (or premium) will not be affected by the merger accounting.” Please explain in correspondence how this position is in compliance with Accounting Standards Codification Topic 805-50, Business Combinations—Related Issues. In addition, as part of the response, please provide an example of the accounting entries that would be recorded to reflect the treatment of an affected security under the policy FSK has elected versus Accounting Standards Codification Topic 805-50, Business Combinations—Related Issues.

As discussed with the Staff, the Company has revised the “Accounting Treatment of the Merger” in Pre-Effective Amendment No. 1.

Supplemental Disclosure Comment

Stockholder Letters

77.

Please update the stockholder letters to note that the removal of the lookback provision from the Existing FSK Investment Advisory Agreement could result in more income incentive fees payable to the Advisor.

The Company has revised the stockholder letters in Pre-Effective Amendment No. 1 accordingly.

* * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2757.

Sincerely,

/s/ Eric S. Siegel
Eric S. Siegel
Cc:	Stephen S. Sypherd, FS KKR Capital Corp. and FS KKR Capital Corp II

James A. Lebovitz, Dechert LLP